U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

         H. Lundbeck A/S
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   (Last)                            (First)              (Middle)

         9 Ottiliavej, DK-2500 Valby
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                                    (Street)

         Copenhagen, Denmark
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

         11/21/02
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

         Synaptic Pharmaceutical Corporation (NASDAQ:SNAP)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [x]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [x]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

   Common Stock, par value $0.01          0
   per share (1)
------------------------------------------------------------------------------------------------------------------------------------

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------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print of Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date         Expira-                              Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-        tion                                 of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable      Date          Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


Series B Convertible    Exercisable   (2)           Common Stock, par      0 (3)             $4.3358
Preferred Stock,        immediately                 value $0.01 per share
par value $0.01
per share (1)
------------------------------------------------------------------------------------------------------------------------------------
Series C Convertible    Exercisable   (2)           Common Stock, par      0 (3)             $5.9713
Preferred Stock,        immediately                 value $0.01 per share
par value $0.01
per share (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================


Explanation of Responses:

     (1) In connection with the Agreement and Plan of Merger dated as of November 21, 2002 (the "Merger Agreement"), among H.
Lundbeck A/S ("Lundbeck"), Viking Sub Corporation and Synaptic Pharmaceutical Corporation ("Synaptic"), Lundbeck entered into a
Stockholder Agreement dated as of November 21, 2002 (the "Stockholder Agreement"), with Warburg Pincus Private Equity VIII, L.P.
("Warburg Pincus"). Under the terms of the Stockholder Agreement, Warburg Pincus has agreed to vote all of its 9,398 shares of
Synaptic Series B Convertible Preferred Stock (the "Series B Preferred Stock") and 25,452 shares of Synaptic Series C Convertible
Preferred Stock (the "Series C Preferred Stock" and, together with the Series B Preferred Stock, the "Synaptic Preferred Stock") in
favor of the Merger Agreement and against any competing transactions. In addition, Warburg Pincus has granted Lundbeck an irrevocable proxy to vote the Synaptic Preferred Stock in accordance with the Stockholder Agreement. The Stockholder Agreement terminates upon the earlier of (i) the effective time of the merger contemplated by the Merger Agreement and (ii) the termination of the Merger Agreement in accordance with its terms. The Stockholder Agreement is filed as Exhibit 1 to the Schedule 13D/A filed pursuant to the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), by Warburg Pincus on November 22, 2002
(file no. 005-45417), and is incorporated herein by reference. The Merger Agreement is filed as Exhibit 2.1 to the Form 8-K filed by
Synaptic pursuant to the Securities Exchange Act on November 21, 2002 (file no. 000-27324), and is incorporated herein by reference.

     Because the Synaptic Preferred Stock is convertible into 6,429,923 shares of common stock, par value $.01 per share (NASDAQ:
SNAP) (the "Common Stock"), for purposes of calculating ten percent beneficial ownership, Lundbeck is deemed to "beneficially own"
(as defined in Rule 16a-1(a)(1) promulgated under the Securities Exchange Act) 6,429,923 shares of Common Stock, 9,398 shares of
Series B Preferred Stock and 25,452 shares of Series C Preferred Stock. However, for purposes of disclosing securities holdings on this Form 3, Lundbeck does not "beneficially own" (as defined in Rule 16a-1(a)(2) promulgated under the Securities Exchange Act) any equity security of Synaptic.

     (2) The Synaptic Preferred Stock is subject to mandatory redemption as follows: (i) on August 3, 2009, Synaptic shall redeem fifty percent (50%) of Synaptic Preferred Stock outstanding on such date, and (ii) on August 3, 2010, Synaptic shall redeem all shares of Synaptic Preferred Stock which remain outstanding as of such date.

     (3) The Series B Preferred Stock is convertible into 2,167,535 shares of Common Stock and the Series C Preferred Stock is convertible into 4,262,388 shares of Common Stock.



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


  /s/ Hans Henrik Munch-Jensen                             November 27th, 2002
---------------------------------------------            -----------------------
Name:  Hans Henrik Munch-Jensen                                   Date
Title: Senior Vice President - CFO


**Signature of Reporting Person

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.